Exhibit 99.1
FORM 51-102F3
Material Change Report
Item 1	Name and Address of Company

Gerdau Ameristeel Corporation (“Gerdau Ameristeel”) 4221 W. Boy Scout Blvd. Suite 600 Tampa, Florida, USA 33607

Item 2	Date of Material Change

June 1, 2010.

Item 3	News Release

A news release was issued through CNW Group on June 2, 2010.

Item 4	Summary of Material Change

Gerdau Ameristeel announced that Gerdau S.A. has delivered a proposal to acquire all of the outstanding shares of Gerdau Ameristeel that Gerdau S.A. does not currently own for US$11.00 cash per share. Upon considering the recommendation of the Special Committee, among other things, the Board of Directors of Gerdau Ameristeel has unanimously determined that it would support the proposal.

Item 5	Full Description of Material Change

Gerdau Ameristeel announced that Gerdau S.A. has delivered a proposal to acquire all of the outstanding shares of Gerdau Ameristeel that Gerdau S.A. does not currently own for US$11.00 cash per share.

The proposal values Gerdau Ameristeel’s minority held shares at approximately US$1.6 billion. Gerdau S.A. already owns 66.3% of the outstanding shares of Gerdau Ameristeel and intends to fund the acquisition and related expenses through its existing cash resources and committed financing.

The Gerdau Ameristeel Board of Directors has established a Special Committee of independent directors to, among other things, supervise the preparation of a formal valuation and oversee the finalization of a definitive agreement in connection with the proposal.

The Special Committee has retained RBC Capital Markets (“RBC”) as its independent valuator for the purpose of providing a valuation in accordance with applicable regulatory requirements. RBC has delivered its valuation to the Special Committee, which concludes that the value of the common shares of Gerdau Ameristeel is in the range of US$11.00 to US$13.00 per share. RBC has also delivered its opinion that the consideration under the proposal of US$11.00 per share is fair from a financial point of view to the shareholders of Gerdau Ameristeel, other than Gerdau S.A. and its related parties. The price of US$11.00 per share represents a premium of 53.4% to the closing share price of Gerdau Ameristeel on the NYSE on June 1, 2010 and a premium of 45.9% to the 30‑day volume weighted average price of the shares on the NYSE.

The Board of Directors of Gerdau Ameristeel — having considered, among other things, the unanimous recommendation of the Special Committee — has unanimously determined (the representatives of Gerdau S.A. on the Board of Directors of Gerdau Ameristeel having abstained from voting) that it would support a transaction at the price contemplated by the proposal, subject to finalization of definitive documentation for the transaction.

It is contemplated that the transaction would be implemented pursuant to a plan of arrangement and that, subject to completion of definitive documentation for the transaction, a management information circular would be distributed for a special meeting of Gerdau Ameristeel shareholders that would be held early in the third quarter of 2010. The Board of Directors of Gerdau Ameristeel has established June 18, 2010 as the record date for determining shareholders entitled to vote at the special meeting.

The transaction will be subject to usual conditions for a plan of arrangement including the approval of a majority of Gerdau Ameristeel shareholders represented in person or by proxy at the special meeting of shareholders, other than Gerdau S.A. and its related parties.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Barbara Smith, Vice President and Chief Financial Officer at 813-319-4324.

Item 9	Date of Report

June 2, 2010.